[GRAPHIC OMITTED]
                            PLAYBOY ENTERPRISES, INC.

                                 LINDA G. HAVARD
                            EXECUTIVE VICE PRESIDENT
                            & CHIEF FINANCIAL OFFICER




                                                     September 1, 2006



VIA EDGAR TRANSMISSION AND HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 3720
Attention: Terry French
           Accountant Branch Chief

                           RE: Playboy Enterprises, Inc.
                               Form 10-K for the year ended December 31, 2005 Filed March 16, 2006
                               Form 10-Q for the quarter ended March 31, 2006 Filed May 10, 2006
                               File No. 001-14790

Ladies and Gentlemen:

         Playboy Enterprises, Inc. (the "Company") has received and reviewed the additional comments from the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") contained in a letter from Terry French, Accountant Branch Chief, dated August 2, 2006, regarding the Commission's limited review of the above-referenced Company filings (the "Comment Letter"). The Company hereby submits its responses to the Staff's comments contained in the Comment Letter, as set forth below. For the convenience of the Staff, each of the Staff's comments has been reproduced below and is set forth in italics immediately prior to the Company's response.


Form 10-K for the year ended December 31, 2005
----------------------------------------------

Notes to Consolidated Financial Statements
------------------------------------------
Note A Summary of Significant Accounting Policies
-------------------------------------------------

1. We have considered your response to comment 1. You state that the amendments to the distribution agreements may reflect enhancements to the contracts, such as exclusivity, revenue benchmarks, increases in the number of networks carried or the number of cable homes reached by the distributor, sometimes in return for rate incentives. We believe that these changes represent significant modifications to the agreement. In addition, in view of the nature of your business environment and the intense competition with other programming providers for new subscribers, channel space and viewer spending, it seems likely that subsequent renewals may result in significant modifications to the original contract terms and conditions of the agreements. Since it appears unlikely that these agreements will remain in place without material modifications, accounting for these agreements as indefinite-lived assets is not consistent with the guidance in paragraph 11(d) of SFAS 142.

         In determining the useful life of the agreements you should use the period of time the agreements are expected to remain in place, assuming renewals, without material modifications to the original terms and conditions.

         If you continue to believe that the agreements are indefinite-lived intangible assets, tell us in detail about the terms and conditions that have been modified in agreements that you have renewed or modified in the ordinary course of business. In addition, for the agreements that are in the process of renewal describe in detail the items modifying the original terms and conditions. For instance you should describe any enhancements if any to the contracts, such as revenue benchmarks, concession of rate incentives, cancellation of fee and margin split agreements.

         Response: The Company respectfully advises the Staff that the Company continues to believe that the acquired distribution agreements are indefinite-lived intangible assets (the "ILAs"). The Company considered all factors contained in paragraph 11 of SFAS 142 in concluding the ILAs have indefinite lives. There is no limit on the useful life of the ILAs as the cash flows from them are expected to continue indefinitely. The agreements contain contractual provisions that enable renewal or extension of the ILAs. Renewal costs are not substantial and modifications to the ILAs have not been (and future modifications are not expected to be) material.

         At the time of the acquisition of the ILAs, the Company concluded that renewals could be (and, in fact, are) accomplished without substantial cost or material modification to the terms and conditions of the ILAs. In determining that the changes made to the ILAs are not material modifications, the Company has considered the guidance in Issue Summary No. 2, Supplement No. 1 of EITF Issue 03-09 (the "Supplement"). Although a consensus on EITF Issue 03-09 was never reached (nor was a proposed FASB staff position on the same topic ever issued), the Company understands that the SEC staff believes such guidance is appropriate in determining whether (and how many) renewal periods should be included in determining the useful life of a renewable intangible asset. See the December 2004 speech by SEC staff member Chad A. Kokenge - Remarks before the 2004 AICPA National Conference on Current SEC and PCAOB Developments. Paragraph 15 of the Supplement defines material modifications as: "Changes to the terms and conditions that an entity reasonably would expect to occur that it would not otherwise expect to occur if the renewable intangible asset was perpetual rather than renewable." The Company believes that the changes that have been made to the ILAs (and the changes the Company expects may be made in the future) would be made if the ILAs were perpetual rather than renewable.

         The Company also considered the factors listed in paragraph 16 of the
Supplement:

         o Terms and conditions of the ILAs. The ILAs do not require the Company to incur certain renewal costs or state that certain terms and conditions are subject to negotiation at renewal.

         o History of renewal costs and modifications. The Company's historical experience with renewal of the ILAs and the distribution agreements for its other networks supports the Company's belief that the ILAs are renewed without substantial renewal costs and material modifications.

         o Exposure to substantive negotiation. The Company does not believe that the ILAs are exposed to substantive negotiation in order to achieve renewal. In making this determination, the Company considered, among other things: (a) (i) the Company's unique position as a provider of both licensed and original adult programming and (ii) the availability of multiple distribution outlets in any particular marketplace, (b) the relative stability of the industry and the parties to the ILAs, (c) the fact that the ILAs are not dependent on technology or subject to technological advances and that new distribution methods are added to the ILAs in the ordinary course, (d) the Company is not aware of any potential legislative actions that could result in uncertainty or changing regulatory environment at this time, and (e) the fact that the Company and the applicable distributor have historically performed, and are highly likely to continue to perform, all material obligations pursuant to the ILAs.

         The Company recognizes that determining whether a modification is material necessarily involves judgment on the part of management. In making such judgment, the Company takes into account all of the relevant facts and circumstances, including those items listed in paragraph 24 of the Supplement:

         o Cost/benefit of modification to the fair value of the ILAs at the time they were acquired. As previously stated, there are minimal costs associated with modifications to the ILAs.

         o Change in key financial metrics that result from the modification. Any financial modifications are structured to maintain revenues, margin and net income and are part of the ongoing business relationship as opposed to separate and distinct amendments to the ILAs. For example, license fees would only be reduced if the distributing cable operator gave the Company additional carriage.

         o The extent to which the modification is expected to change the risks and rewards associated with owning the ILAs. Modifications to the agreements are expected to maintain the financial relationship with minimal risks.

         Attached as Exhibit A to this letter is a summary of the changes that have been made to the ILAs. Please note that the Company is requesting confidential treatment with respect to the information attached as Exhibit A, which contains the legend "Confidential Treatment Requested" and which has been submitted separately with the Staff in hard copy only.

         As illustrated on Exhibit A, no material modifications have been made to the terms and conditions of any of the ILAs, and the Company does not expect to modify such agreements in the foreseeable future, other than for non-material modifications as described in the Company's response to comment number 1 set forth in the Company's letter to the Staff dated July 14, 2006. The modifications that have been made to the ILAs were not necessary to renew the agreements but were made to enhance the value of the ILAs to the Company and the distributor.

         As a consequence of the factors described above and in the Company's previous response letters to the Staff, the Company continues to believe that the ILAs should continue to be accounted for as indefinite-lived intangible assets.

2. We note your response to comment 2. Since you have determined that trademarks and service names are indefinite-lived intangible assets, the costs of internally developing, maintaining, or restoring intangible assets that have indeterminate lives should be recognized as an expense when incurred as required by paragraph 10 of SFAS 142. It is unclear why you believe the guidance in the AICPA Technical Practice Aid, TIS Section 2260 is more relevant since it addresses the cost to defend a patent which is a finite-life intangible asset.

         Response: The Company respectfully advises the Staff that the Company's trademark, service mark and domain name registrations (collectively, the "Registrations") have determinate lives under applicable law. However, the Registrations may be renewed indefinitely without substantial cost and it is management's practice and its intention for the future to renew these registrations as they become due. Because there is no limit on the useful life of the Registrations as the cash flows from them are expected to continue indefinitely, the Registrations have been deemed to have an indefinite useful life. (See paragraph B45 of Appendix B to SFAS 142 and Examples 7 and 8 in Appendix A to SFAS 142.) Nevertheless, the Company could elect at the end of any registration period not to renew a Registration and, in such case, the Company would determine a new useful life of each Registration. The Company respectfully refers the Staff to paragraph B59 of Appendix B to SFAS 142, where the FASB Board observed that "indefinite" does not have the same meaning as "indeterminate." The Company believes that the characteristics of the Registrations give them determinable but indefinite lives because the precise life of a Registration is determined by deciding whether or not to renew. If the Company were to determine that one of the Registrations would not be renewed and the cash flows from the Registration would cease at that time, that Registration would no longer have an indefinite useful life and would be amortized over the period remaining before the Registration lapses.

         Because the Company's Registrations have indefinite useful lives and, as stated in the Company's response to comment number 2 set forth in the Company's letter to the Staff dated July 14, 2006, these intangible assets are specifically identifiable and not one brand or mark is inherent to the Company's continuing business and related to the entity as a whole, the Company believes it is appropriate to capitalize the costs relating to their acquisition, defense, registration and/or renewal.

         In addition we note that you capitalize only third-party expenses incurred in obtaining or protecting your trademark, service mark and domain name registrations. We believe that the cost paid to third-parties should he expensed as incurred. EITF Issue 97-13, which provides interpretative guidance to paragraph 10 of SFAS 142, clarifies that costs incurred internally or paid to a third party should be analyzed based on the nature of the expenditure to determine if it should be capitalized or expensed as incurred.

         Response: The Company respectfully advises the Staff that the Company has adopted a policy of capitalizing external costs that relate solely to the acquisition, defense, registration and/or renewal of the Company's Registrations. The Company's policy is to expense internal costs relating to the Company's Registrations as these internal costs would be primarily an allocation of employee time. Attention to Registrations is one of many responsibilities of the personnel assigned these duties and the Company believes it is appropriate to expense the internal costs. The Company respectfully notes that there are situations in which external costs are capitalized while internal costs are expensed. For example, external costs incurred in connection with an acquisition are capitalized as a portion of the purchase price while there is no allocation to the purchase price of a portion of employee time spent on the acquisition transaction.

3. You identified a trademark acquisition cost of $1,620,000 in your response. Tell us what this acquisition cost relates to since it is not clear to us from the disclosure in your 10-K if you acquired a trademark during 2005.

         Response: The Company respectfully advises the Staff that the subject trademark acquisition costs relate to the Company's acquisition of a website business in the third quarter of 2005.


10-Q for the quarter ended March 31, 2006
-----------------------------------------

Note H Stock Based Compensation Expense, page 8
-----------------------------------------------

4. Please revise your disclosure to indicate that you are using the modified prospective method and include a statement that the use of this method results in no restatement of previously issued consolidated financial statements or that the financial statements for the prior interim periods do not reflect any restated amounts corresponding to compensation cost calculated under the fair-value method. Please refer to question 1 in section H of SAB 107 for additional guidance.


         Response: The Company respectfully advises the Staff that the Company believes the appropriate disclosures were made in its Form 10-Q for the quarter ended March 31, 2006 (the "1Q Form 10-Q"). The required disclosures were provided on pages eight and nine, under the heading "Valuation Information," as required under question 1 in section H of SAB 107, which states: "If Company I applies the modified prospective method, the financial statements for Company I's prior interim periods and fiscal years will not reflect any restated amounts. The staff believes that Company I should disclose this fact." For the convenience of the Staff, the Company has attached as Exhibit B to this letter a copy of the Stock-Based Compensation note (Note H) from the 1Q Form 10-Q.

         Additionally, the Company moved the disclosure of this information to the introductory paragraph of the stock-based compensation note in its Form 10-Q for the quarter ended June 30, 2006 (the "2Q Form 10-Q"), as well as enhanced the note disclosure. For the convenience of the Staff, the Company has attached as Exhibit C to this letter a copy of Note H from the 2Q Form 10-Q.

5. Also note that in the first interim period when SFAS No. 123R is adopted, you are required to include the disclosures set forth in paragraphs 64-65, 84, and A240-A242 in the Form 10-Q. It appears that you have not included all the required disclosures of paragraph 84 and only limited disclosures of paragraph 64-65. For instance we note that you provide stock options and shares of restricted stock units, deferred stock and other performance-based equity awards to your key employees and nonemployee directors. Please revise to disclose in greater detail the nature and terms of these arrangements during the period and their potential effect on shareholders and the cash flow effects resulting from share-based payment arrangements.

         Response: The Company respectfully advises the Staff that the Company believes it has properly disclosed the information required under paragraphs 64-65 and 84 in its 1Q Form 10-Q. As required under paragraph 64 for share-based payments:

         o Para. 64(a) - The Company has disclosed in the Stock-Based Compensation note the nature and terms of its arrangements that existed during the period in the second paragraph of the introductory section and under the heading "Employee Stock Purchase Plan." In addition, information relating to the Company's various plans is included in the Company's proxy statement and incorporated by reference in the Company's 2005 Form 10-K. The Company's Form 10-Q should be read in conjunction with the financial statements and notes to the financial statements contained in the Company's Form 10-K.

         o Para. 64(b) - The Company has disclosed in the Stock-Based Compensation note the effect of compensation costs arising from share-based payments on the income statement in the fifth paragraph under the heading "Valuation Information"; in the table that represents stock-based compensation relating to stock options and the employee stock purchase plan under the heading "Stock Option Activity"; and compensation expense related to restricted stock units under the heading "Restricted Stock Unit Activity."

         o Para. 64(c) - The Company has disclosed in the Stock-Based Compensation note the method of estimating the fair value of equity instruments granted in the second paragraph of the introductory section and the first paragraph under the heading "Valuation Information."

         o Para. 64(d) - The Company has disclosed in the Stock-Based Compensation note the stock-based compensation expense for the period under the headings "Stock Option Activity" and "Restricted Stock Unit Activity." The Company did not disclose the proceeds from stock plans due to the amounts being deemed immaterial. Proceeds from stock-based compensation, included in the Company's Condensed Consolidated Statement of Cash Flows for the six-month period, is only $227,000 in the aggregate. The proceeds from stock-based compensation is made up of stock option and employee stock purchase plan proceeds of $149,000 and $78,000, respectively.

         o Para. 65 - Paragraph 65 is not applicable to the Company, as no share-based payments have been granted to non-employees of the Company, as defined under SFAS 123R. The Company has disclosed that outside Directors (who are elected by shareholders and, as such, treated as employees for purposes of stock-based compensation under FAS 123R), receive stock grants, and the activity related to their awards are included, as required, in the Company's stock option activity disclosures for each period.

         The Company has carefully considered the Staff's comment and, accordingly, has expanded the disclosures relating to paragraph 64 in the 2Q Form 10-Q. Specifically:

         o Para. 64(a) - The Company enhanced and expanded the disclosure relating to the nature and terms of its arrangements, primarily with language that was previously included in the Company's proxy statement.

         o Para. 64(c) - The Company revised the disclosure to clarify that the Company grants options based on the closing price on the day prior to the date of grant.

         o Para. 64(d) - The Company revised the disclosure to reflect the proceeds realized in the financing section of the Condensed Consolidated Statement of Cash Flows.

         Please see Note H for the 2Q Form 10-Q attached hereto as Exhibit C as reference.

         The Company also believes that it has satisfied the requirements under paragraphs 84(a) - 84(e) in the 1Q Form 10-Q. Please see Note H for the 1Q Form 10-Q attached hereto as Exhibit B as reference.

         Paragraph 84 also provides that "in the period that this Statement is adopted, an entity shall disclose the effect of the change from applying the original provisions of Statement 123 on income from continuing operations, income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share". The Company does not believe additional disclosure is required because it does not have any discontinued operations. In addition, the Company has incurred net operating losses (NOLs) on a cumulative carryforward position since 1994. The Company has disclosed the NOL carryforward position consistently on a quarterly and annual basis in its Forms 10-K and 10-Q under the Income Taxes note. As a result, no tax benefit relating to share-based payments has been recorded during this period. Considering that the Company's majority shareholder owns approximately 70% of the Company's Class A common shares and that the Company has adequately disclosed its NOL position, the Company believes that the information required under paragraph 84, relating to income from continuing operations, net of related tax effects, was met based upon information reported in tabular format under the heading "Stock Option Activity."

         Subsequent to the filing of the Company's 1Q Form 10-Q, the Company reviewed additional guidance in the Staff's position as it relates to paragraph
84. Based upon the Staff's clarification regarding paragraph 84 and the applicable disclosure requirements, the Company revised the disclosure to disclose the specific effects of adopting 123R on its income (loss) from continuing operations before income taxes, income (loss) from continuing operations, net income (loss), and basic and diluted EPS for the quarter and six-month period ended June 30, 2006, than if we had continued accounting for stock-based compensation under APB 25. The Company also added disclosure under the heading "Income Taxes" regarding how the Company's NOL carryforward position impacts taxes related to stock-based compensation.

         The Company has, upon its review of paragraphs A240 - A242, realized that it inadvertently omitted from the 1Q Form 10-Q the unrecognized stock-based compensation expense for non-vested restricted stock units and the weighted average period that the stock-based compensation expense will be recognized. The Company believes that this plan currently has minimal impact to the Company's financial statements due to the plan's performance based vesting schedule, which resulted in cumulative stock-based compensation expense of approximately $200,000 for the six-month period ended June 30, 2006. This information was fully disclosed in the Company's 2Q Form 10-Q.

6.       In addition, provide the required disclosures of paragraph 84 of SFAS
         123R.

         Response: As discussed in the Company's response to comment five, the Company has carefully considered the disclosure requirements of paragraph 84 and have provided a number of enhanced disclosures related to stock-based compensation in the 2Q Form 10-Q.

                                    * * * * *

         If the Staff has any questions, concerns or additional comments regarding the foregoing or requires additional information, please contact the undersigned at (312) 373-2620. Facsimile transmissions may be sent to the undersigned at (312) 337-0271.


                                        Very truly yours,


                                        PLAYBOY ENTERPRISES, INC.


                                        By:  /s/ Linda G. Havard
                                             ---------------------------------
                                        Name:    Linda G. Havard
                                        Title:   Executive Vice President,
                                                 Finance and Operations and
                                                 Chief Financial Officer

cc:   Al Rodriguez
      (U.S. Securities and Exchange Commission)

      Howard Shapiro, Esq.
      (Playboy Enterprises, Inc.)

                                                                  Exhibit A

                  Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by asterisks ("*****"), and the omitted text has been filed separately with the Securities and Exchange Commission.

         The following is a summary of the changes that have been made to the ***** largest valued ILAs. The remaining two ILAs represent under *****% of the total original value of the ILAs.

Agreement #1:              *****

Agreement #2:              *****

Agreement #3:              *****

                                                                   Exhibit B


                     Stock-based Compensation Note (Note H)
                          First Quarter 2006 Form 10-Q

(H)    STOCK-BASED COMPENSATION

       On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or Statement 123(R), which is a revision of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or Statement 123. Statement 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and amends Statement of Financial Accounting Standards No. 95, Statement of Cash Flows. Statement 123(R) requires that all stock-based compensation to employees, including grants of employee stock options, be recognized in the income statement based on its fair value.

       We have stock plans for key employees and nonemployee directors, which provide for the grant of nonqualified and incentive stock options and/or shares of restricted stock units, deferred stock and other performance-based equity awards. The exercise price of options granted equals or exceeds the fair value at the grant date. In general, options vest over a two- to four-year period from the grant date and expire ten years from the grant date. Restricted stock units have been granted to key employees and provide for the issuance of Class B stock if three-year cumulative operating income target thresholds are met. In addition, one of the plans pertaining to nonemployee directors also allows for the issuance of Class B stock as awards and payment for annual retainer, committee and meeting fees.

Valuation Information

       Upon adoption of Statement 123(R), we began estimating the value of stock options on the date of grant using a Lattice Binomial model, or Lattice model, under the modified prospective method. Prior to the adoption of Statement 123(R), the value of each employee stock option was estimated on the date of grant using the Black-Scholes model for the purpose of pro forma financial information in accordance with Statement 123. The Lattice model requires extensive analysis of actual exercise behavior data and a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends, and option cancellations. Results for prior periods have not been restated.

       The following assumptions were used for the Lattice model in 2006 and the Black-Scholes model in 2005:

                                                  Quarters Ended
                                                     March 31,
                                       ---------------------------------
                                              2006              2005
------------------------------------------------------------------------
Expected volatility                              38%               46%
Risk-free interest rate                4.32% - 4.51%     3.85% - 4.18%
Expected dividends                               -                 -
------------------------------------------------------------------------

       The expected life of stock options represents the weighted average period the stock options are expected to remain outstanding and is a derived output of the Lattice model. The expected life of stock options is impacted by all of the underlying assumptions and calibration of the Lattice model. The Lattice model assumes that exercise behavior is a function of the option's remaining vested life and the extent to which the option's fair value exceeds the exercise price. The Lattice model estimates the probability of exercise as a function of these two variables based on the entire history of exercises and cancellations on all past option grants.

       The weighted average expected life for options granted during the current quarter using the Lattice model was 5.8 years, and the weighted average expected life for options granted during the prior year quarter using the Black-Scholes model was 6.0 years. The weighted average fair value per share for stock options granted during the current quarter was $6.40 using the Lattice model, and the weighted average fair value per share for stock options granted during the prior year quarter was $5.84 using the Black-Scholes model.

       Stock-based compensation expense recognized in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the current quarter is based on awards ultimately expected to vest, reduced for estimated forfeitures. Statement 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience. In our pro forma information required under Statement 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred. Under the fair value recognition provisions of Statement 123(R), we measure stock-based compensation cost at the grant date based on the value of the award and recognize the expense over the vesting period. Compensation expense for all stock-based payment awards granted prior to and subsequent to January 1, 2006 is recognized using the straight-line attribution method.

Stock Option Activity

       At March 31, 2006, 297,107 shares of Class B stock were available for future grants under our various stock plans on a combined basis. Stock option transactions during the quarter ended March 31, 2006, are summarized as follows:


                                                                              Weighted Average
                                                    Shares                     Exercise Price
------------------------------------------------------------------      ---------------------------
                                            Class A        Class B           Class A        Class B
------------------------------------------------------------------      ---------------------------
Outstanding at December 31, 2005                  -      3,374,135       $         -    $     15.85
Granted                                           -        670,500                 -          14.50
Exercised                                         -        (13,666)                -          10.84
Canceled                                          -        (55,999)                -          13.27
------------------------------------------------------------------      ---------------------------
Outstanding at March 31, 2006                     -      3,974,970       $         -    $     15.67
------------------------------------------------------------------      ---------------------------


       There was no aggregate intrinsic value for options granted in the current quarter since the average fair value at March 31, 2006, was less than the exercise price on the date of grant. The aggregate intrinsic value for options exercised during the current quarter was $51 thousand. The aggregate intrinsic value for options granted and exercised during the prior year quarter was $0.7 million and $0.3 million, respectively. The aggregate intrinsic value of options outstanding and exercisable at March 31, 2006, was $4.5 million and $3.7 million, respectively.

       The following table summarizes information regarding stock options at March 31, 2006:


                                    Options Outstanding                              Options Exercisable
                         -----------------------------------------       ------------------------------------------
                                           Weighted       Weighted                         Weighted        Weighted
                                            Average        Average                          Average         Average
Range of                      Number      Remaining       Exercise            Number      Remaining        Exercise
Exercise Prices          Outstanding  Life In Years          Price       Exercisable  Life In Years           Price
------------------------------------------------------------------       ------------------------------------------
Class B
$9.90-$16.72               3,049,470           7.13        $ 13.01         1,917,804           5.84         $ 12.66
$21.00-$24.13                583,500           3.07          21.84           583,500           3.07           21.84
$26.25-$31.50                342,000           2.81          28.89           342,000           2.81           28.89
------------------------------------                                       ---------
Total Class B              3,974,970           6.16        $ 15.67         2,843,304           4.91         $ 16.50
------------------------------------------------------------------         ----------------------------------------


       Stock-based compensation expense is included in our various segments' selling and administrative expenses.

       The following table represents stock-based compensation expense for the current quarter and pro forma amounts for the prior year quarter (in thousands, except per share amounts):


                                                                                                (Unaudited)
                                                                                              Quarters Ended
                                                                                                 March 31,
                                                                                       ----------------------------
                                                                                             2006              2005
-------------------------------------------------------------------------------------------------------------------
Stock-based compensation
   Stock options                                                                       $      709        $      704
   Employee stock purchase plan                                                                 6                 -
-------------------------------------------------------------------------------------------------------------------
     Total stock-based compensation                                                    $      715        $      704
-------------------------------------------------------------------------------------------------------------------

Net income (loss)
   As reported                                                                         $      789        $  (13,119)
   Fair value of stock-based compensation excluded from net income, gross                                      (704)
                                                                                                         -----------
     Pro forma                                                                                           $  (13,823)
                                                                                                         ===========

Basic and diluted EPS
   As reported                                                                         $     0.02        $    (0.39)
   Pro forma                                                                                             $    (0.41)
--------------------------------------------------------------------------------------------------------------------

       The following table summarizes our non-vested stock options at March 31, 2006:

                                                                                                  Non-Vested Shares
-------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2005                                                                            980,651
Granted                                                                                                     670,500
Vested                                                                                                     (449,820)
Exercised/Canceled                                                                                          (69,665)
-------------------------------------------------------------------------------------------------------------------
Outstanding at March 31, 2006                                                                             1,131,666
===================================================================================================================

       The intrinsic value of our non-vested stock options, for both employees and nonemployee directors, was $0.8 million, which was based upon our Class B stock closing price of $14.20 per share on March 31, 2006. As of March 31, 2006, there was $6.0 million of unrecognized stock-based compensation expense related to non-vested stock options, which will be recognized over a weighted average period of 1.8 years.


Restricted Stock Unit Activity

       At March 31, 2006, we had 488,000 restricted stock units outstanding, all of which were performance-based restricted stock awards contingent upon meeting certain performance goals.


                                                                                                 Number of Shares
                                                                                              ---------------------
                                                                                                 2006          2005
-------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of period                                                            319,000       164,000
Granted                                                                                       188,500       182,000
Canceled                                                                                      (19,500)      (27,000)
-------------------------------------------------------------------------------------------------------------------
Outstanding at end of period                                                                  488,000       319,000
===================================================================================================================


       For the quarters ended March 31, 2006 and 2005, stock-based compensation expense related to restricted stock units was $35 thousand and $0.3 million, respectively.

Employee Stock Purchase Plan

       We have an Employee Stock Purchase Plan to provide substantially all regular full- and part-time employees an opportunity to purchase shares of our Class B stock through payroll deductions. The funds are withheld and then used to acquire stock on the last trading day of each quarter, based on that day's closing price less a 15% discount. The Employee Stock Purchase Plan had minimal impact on our expenses as a result of the adoption of Statement 123(R).

Income Taxes

       On November 10, 2005, the FASB issued Staff Position No. 123(R)-3, Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards, or Staff Position 123(R)-3. We have elected to adopt the alternative transition method provided in Staff Position 123(R)-3 for calculating the tax effects of stock-based compensation pursuant to Statement 123(R). The alternative transition method simplifies the calculation of the beginning balance of the additional paid-in-capital pool, or APIC pool, related to the tax effect of employee stock-based compensation. This method also has subsequent impact on the APIC pool and Condensed Consolidated Statements of Cash Flows relating to the tax effects of employee stock-based compensation awards that are outstanding upon adoption of Statement 123(R).

                                                                     Exhibit C

                     Stock-based Compensation Note (Note H)
                          Second Quarter 2006 Form 10-Q

(H)    STOCK-BASED COMPENSATION

       On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or Statement 123(R), which is a revision of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or Statement 123, under the modified prospective method. Statement 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and amends Statement of Financial Accounting Standards No. 95, Statement of Cash Flows. Statement 123(R) requires that all stock-based compensation to employees, including grants of employee stock options, be recognized in the income statement based on its fair value. Under the modified prospective method, results for prior periods have not been restated.

       Stock-based compensation expense for the quarter and six-month period ended June 30, 2006, is based on awards ultimately expected to vest, reduced for estimated forfeitures. Statement 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience. In our pro forma information required under Statement 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred. Under the fair value recognition provisions of Statement 123(R), we measure stock-based compensation cost at the grant date based on the value of the award and recognize the expense over the vesting period. Compensation expense for all stock-based payment awards granted prior to and subsequent to January 1, 2006, is recognized using the straight-line attribution method. Stock-based compensation expense is reflected in our Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) in selling and administrative expenses and the proceeds are reflected in our Condensed Consolidated Statements of Cash Flows in proceeds from stock-based compensation.

       We have stock plans for key employees and nonemployee directors, which provide for the grant of nonqualified and incentive stock options and/or shares of restricted stock units, deferred stock and other performance-based equity awards in our Class B stock. The Compensation Committee of the Board of Directors, which is composed entirely of independent nonemployee directors, administers all the plans. These plans are designed to further our growth, development and financial success by providing key employees with strong additional incentives to maximize long-term stockholder value. The Compensation Committee believes that this objective can be best achieved through assisting key employees to become owners of our stock, which aligns their interests with our interests. As stockholders, key employees will benefit directly from our growth, development and financial success. These plans also enable us to attract and retain the services of those executives whom we consider essential to our long-range success by providing these executives with a competitive compensation package and an opportunity to become owners of our stock. At June 30, 2006, we had 387,861 shares of our Class B stock available for grant under these plans.

       Stock options, exercisable for shares of Class B stock, generally vest over a two- to four-year period from the grant date and expire ten years from the grant date. It is our policy that options are priced based on the closing price on the day prior to the date of grant.

       Restricted stock unit grants provide for the issuance of Class B stock if three-year cumulative operating income target thresholds are met. If the operating income minimum threshold is not obtained, the restricted stock units for that grant are forfeited.

       One of our stock plans pertaining to nonemployee directors also allows for the issuance or deferral of Class B stock as awards and payments for retainer, committee and meeting fees.

Finally, we also have an Employee Stock Purchase Plan that provides substantially all regular full- and part-time employees an opportunity to purchase shares of our Class B stock through payroll deductions. The funds are withheld and then used to acquire stock on the last trading day of each quarter, based on that day's closing price less a 15% discount. Employee Stock Purchase Plan expense is reflected in our Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) in selling and administrative expenses and the proceeds are reflected in our Condensed Consolidated Statements of Cash Flows in proceeds from stock-based compensation. At June 30, 2006, we had 9,152 shares of our Class B stock available for purchase under this plan.

Valuation Information

       Upon adoption of Statement 123(R), we began estimating the value of stock options on the date of grant using a Lattice Binomial model, or Lattice model. Prior to the adoption of Statement 123(R), the value of each employee stock option was estimated on the date of grant using the Black-Scholes model for the purpose of pro forma financial information in accordance with Statement 123. The Lattice model requires extensive analysis of actual exercise behavior data and a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends and option cancellations.

       The following assumptions were used for the Lattice model in 2006 and the Black-Scholes model in 2005:


                                                         Quarters Ended                        Six Months Ended
                                                            June 30,                               June 30,
                                              -------------------------------         -------------------------------
                                                      2006             2005                  2006              2005
---------------------------------------------------------------------------------------------------------------------
Expected volatility                                     38%               46%                   38%               46%
Risk-free interest rate                       4.32% - 4.51%             3.80%         4.32% - 4.51%     3.80% - 4.18%
Expected dividends                                       -                 -                     -                 -
---------------------------------------------------------------------------------------------------------------------


       The expected life of stock options represents the weighted average period the stock options are expected to remain outstanding and is a derived output of the Lattice model. The expected life of stock options is impacted by all of the underlying assumptions and calibration of the Lattice model. The Lattice model assumes that exercise behavior is a function of the option's remaining vested life and the extent to which the option's fair value exceeds the exercise price. The Lattice model estimates the probability of exercise as a function of these two variables based upon the entire history of exercises and cancellations on all past option grants.

       The weighted average expected life for options granted during the first quarter of 2006 using the Lattice model was 5.8 years. There were no options granted in the current quarter. The weighted average expected life for options granted during the prior year quarter and six-month period using the Black-Scholes model was 6.0 years. The weighted average fair value per share for stock options granted during the first quarter of 2006 was $6.40 using the Lattice model, and the weighted average fair value per share for stock options granted during the prior year quarter and six-month period was $5.84 and $5.98, respectively, using the Black-Scholes model.

Stock Option Activity

       This table sets forth stock option activity for the six-month period ended June 30, 2006:


                                                                                              Weighted Average
                                                                     Shares                    Exercise Price
--------------------------------------------------------------------------------------    -------------------------
                                                           Class A             Class B        Class A       Class B
--------------------------------------------------------------------------------------    -------------------------
Outstanding at December 31, 2005                                 -           3,374,135    $         -   $     15.85
Granted                                                          -             670,500              -         14.50
Exercised                                                        -             (13,666)             -         10.84
Canceled                                                         -            (149,220)             -         14.20
--------------------------------------------------------------------------------------
Outstanding at June 30, 2006                                     -           3,881,749    $         -   $     15.70
======================================================================================    -------------------------


       At June 30, 2006, the weighted average remaining contractual lives of options outstanding and options exercisable were 6.1 years and 4.8 years, respectively. At June 30, 2006, the number of options exercisable and the weighted average exercise price of options exercisable were 2,759,083 and $16.54, respectively.(5)

       There were no options granted or exercised in the current quarter. However, for the six-month period ended June 30, 2006, we had proceeds of $0.1 million from exercises of stock options.(5) There was no aggregate intrinsic value for options granted in the six-month period ended June 30, 2006, since the closing price of our Class B stock on that date was less than the exercise price on the date of grant. The aggregate intrinsic value for options exercised during the six-month period ended June 30, 2006, was approximately $0.1 million. The aggregate intrinsic value of options outstanding and exercisable at June 30, 2006, was $1 thousand. The aggregate intrinsic value for options granted during the quarter and six-month period ended June 30, 2005, was $2 thousand and $0.7 million, respectively. The aggregate intrinsic value for options exercised during the quarter and six-month period ended June 30, 2005, was $0.1 million and $0.4 million, respectively.(5)

       As a result of adopting Statement 123(R) on January 1, 2006, our income
(loss) from continuing operations before income taxes, income (loss) from continuing operations and net income (loss) for the quarter and six-month period ended June 30, 2006, were $0.8 million and $1.5 million lower, respectively, than if we had continued to account for stock-based compensation under APB 25. Basic and diluted EPS for the quarter and six-month period ended June 30, 2006, were $0.02 and $0.05 lower, respectively, than if we had continued to account for stock-based compensation under APB 25.(5)

       The following table sets forth stock-based compensation expense related to stock options and to our Employee Stock Purchase Plan for the current quarter and six-month period and pro forma amounts for the prior year quarter and six-month period (in thousands, except per share amounts):


                                                               Quarters Ended                 Six Months Ended
                                                                 June 30,                          June 30,
                                                       ---------------------------     ----------------------------
                                                            2006              2005           2006              2005
-------------------------------------------------------------------------------------------------------------------
Stock options                                          $     796       $       718     $    1,505        $    1,422
Employee stock purchase plan                                   8                 -             14                 -
-------------------------------------------------------------------------------------------------------------------
   Total                                               $     804       $       718     $    1,519        $    1,422
===================================================================================================================


Net income (loss)
   As reported                                         $  (3,307)      $     4,640     $   (2,518)       $   (8,479)
   Fair value of stock-based compensation
     excluded from net income, gross                                         (718)                           (1,422)
                                                                       ----------                        ----------
   Pro forma                                                           $    3,922                        $   (9,901)
                                                                       ==========                        ==========
Basic and diluted EPS
   As reported                                         $   (0.10)      $     0.14      $    (0.08)       $    (0.26)
   Pro forma                                                           $     0.12                        $    (0.30)
--------------------------------------------------------------------------------------------------------------------


       As of June 30, 2006, there was $5.2 million of unrecognized stock-based compensation expense related to non-vested stock options, which will be recognized over a weighted average period of 1.5 years.

Restricted Stock Unit Activity

       At June 30, 2006, we had 488,000 restricted stock units outstanding, none of which were vested, and all of which were performance-based restricted stock awards contingent upon meeting certain performance goals.


                                                                                                           Weighted
                                                                                                            Average
                                                                                        Number of        Grant-Date
                                                                                           Shares        Fair Value
-------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2005                                                          319,000        $    13.07
Granted                                                                                   188,500             14.51
Canceled                                                                                  (19,500)            13.16
-------------------------------------------------------------------------------------------------
Outstanding at June 30, 2006                                                              488,000        $    13.62
===================================================================================================================

       Stock-based compensation expense related to restricted stock units was $0.2 million and $0.4 million for the quarters ended June 30, 2006 and 2005, respectively, and $0.2 million and $0.7 million for the six-month periods ended June 30, 2006 and 2005, respectively. As of June 30, 2006, there was $2.1 million of unrecognized stock-based compensation expense related to non-vested restricted stock units, which will be recognized over a weighted average period of 1.6 years.

Employee Stock Purchase Plan Activity

       The Employee Stock Purchase Plan had minimal impact on our expenses as a result of the adoption of Statement 123(R).

Income Taxes

       On November 10, 2005, the FASB issued Staff Position No. 123(R)-3, Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards, or Staff Position 123(R)-3. We have elected to adopt the alternative transition method provided in Staff Position 123(R)-3 for calculating the tax effects of stock-based compensation pursuant to Statement 123(R). The alternative transition method simplifies the calculation of the beginning balance of the additional paid-in-capital pool, or APIC pool, related to the tax effect of employee stock-based compensation. This method also has subsequent impact on the APIC pool and Condensed Consolidated Statements of Cash Flows relating to the tax effects of employee stock-based compensation awards that are outstanding upon adoption of Statement 123(R).

       Under Statement 123(R), the income tax effects of share-based payments are recognized for financial reporting purposes only if such awards would result in deductions on our income tax returns. The settlement of share-based payments to date that would have resulted in an excess tax benefit would have increased our existing net operating loss, or NOL, carry forward. Under Statement 123(R), no excess tax benefits resulting from the settlement of a share payment can result in a tax deduction before realization of the tax benefit, i.e., the recognition of excess tax benefits cannot be recorded until the excess benefit reduces current income taxes payable. Additionally, as a result of our existing NOL carry forward position, no tax benefit relating to share-based payments has been recorded for the quarter and six-month period ended June 30, 2006.